SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2002

OR



☐ TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file numbers:
Philip Morris Companies Inc. 1-8940
Kraft Foods Inc. 1-16483

Nabisco, Inc. Employee Savings Plan

(Full title of the plan)

ALTRIA GROUP, INC.
120 Park Avenue
New York, New York 10017

KRAFT FOODS INC.
Three Lakes Drive
Northfield, Illinois 60093

(Name of issuers of the securities held pursuant to the plan and addresses of their principal executive offices.)

NABISCO, INC. EMPLOYEE SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 30, 2002

TABLE OF CONTENTS



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

REPORT OF INDEPENDENT ACCOUNTANTS

To: The Compensation and Governance Committee of Kraft Foods Inc., the Management Committee for Employee Benefits of Kraft Foods North America, Inc., the Administrative Committee and all Participants as a group (but not individually) of the Nabisco, Inc. Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Nabisco, Inc. Employee Savings Plan (the "Plan") at December 30, 2002 and 2001, and the changes in net assets available for plan benefits for the years ended December 30, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 12, effective January 1, 2003, the portion of the Plan attributable to union employees was merged into the Kraft Foods North America, Inc. TIP Plan and the portion of the Plan attributable to non-union employees was merged into the Kraft Foods Thrift Plan.

PricewaterhouseCoopers LLP

Chicago, Illinois
May 23, 2003

NABISCO, INC. EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
at December 30, 2002 and 2001
(in thousands of dollars)

	2002	2001
ASSETS:		
Allocated share of		
Trust net assets	$ 181,018	$ 199,714
Employer contributions receivable	-	95
Employee contributions receivable	-	398
Total assets	181,018	200,207
LIABILITIES:		
General and administrative		
expenses payable	-	21
Total liabilities	-	21
NET ASSETS	$ 181,018	$ 200,186

The accompanying notes are an integral part of these financial statements.

NABISCO, INC. EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
for the years ended December 30, 2002 and 2001
(in thousands of dollars)

	2002	2001
ADDITIONS:		
Employer contributions	$ 4,070	$ 4,442
Employee contributions	20,055	21,276
Allocated share of Trust investment activities:		
Interest and dividend income	2,730	3,325
Net depreciation in fair value of investments	(17,616)	(9,461)
	(14,886)	(6,136)
Total additions	9,239	19,582
DEDUCTIONS:		
Distributions and withdrawals	(27,444)	(15,889)
General and administrative expenses	(833)	(706)
Total deductions	(28,277)	(16,595)
Net transfers (from) to the Plan	(130)	33,552
Net (deductions) additions	(19,168)	36,539
NET ASSETS:		
Beginning of year	200,186	163,647
End of year	$ 181,018	$ 200,186

The accompanying notes are an integral part of these financial statements.

NABISCO, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. General Description of the Plan:

The Nabisco, Inc. Employee Savings Plan (the "Plan") is a defined contribution plan for certain eligible hourly employees of Kraft Foods North America, Inc. ("Kraft Foods") who are members of the Nabisco Biscuit and Snacks Group of Kraft Foods and who are not eligible to participate in the Kraft Foods North America, Inc. TIP Plan (formerly the Kraft Foods Employee Thrift-Investment Plan). The Plan is designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation. Employees employed at certain locations share in a matching contribution by Kraft Foods (the "Kraft Foods Matching Contribution") by making such investment. Kraft Foods is a wholly-owned subsidiary of Kraft Foods Inc., which, in turn, is a subsidiary of Altria Group, Inc. (formerly Philip Morris Companies Inc.).

In general, eligible hourly employees are eligible to make contributions to the Plan after completing six months of service, or earlier if negotiated by the collective bargaining unit representing the employee. Certain groups of employees may make both pre-tax and after-tax contributions; other groups of employees may make only pre-tax or only after-tax contributions. Kraft Foods Matching Contributions are only made for employees at certain locations. The amount of Kraft Foods Matching Contributions as a percentage of a participant's contribution not in excess of six percent of compensation ("Basic Contribution") varies depending on the participant's job location or the collective bargaining unit representing the employee (see Note 3). The provisions of the Plan are detailed in the official Plan document that legally governs the operation of the Plan.

The administration of the Plan has generally been delegated to the Management Committee for Employee Benefits of Kraft Foods (the "Committee") comprised of employees of Kraft Foods. The Committee has appointed the Administrative Committee to handle certain Plan administration matters. The Compensation and Governance Committee of the Kraft Foods Inc. Board of Directors (the "Investment Committee") is responsible for the selection of the investment options set forth below in which participants elect to invest their Plan Accounts (see Note 4), the appointment of investment managers to manage one or more of the investment options and the monitoring of the performance of these investment options. The Committee and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

The assets of the Plan (except for the assets of the Altria Stock Fund (formerly the Philip Morris Stock Fund) and the Kraft Stock Fund) are co-invested with the assets of the Nabisco, Inc. Capital Investment Plan in a commingled investment fund for which Fidelity Management Trust Company ("Fidelity") serves as trustee. Effective November 1, 2001 (the inception of the offering of the Altria Stock Fund and the Kraft Stock Fund), the assets of the Plan that are invested in the Altria Stock Fund and the Kraft Stock Fund are co-invested with the assets of the Nabisco, Inc. Capital Investment Plan in a commingled investment fund for which Deutsche Bank Trust Company Americas ("Deutsche") (formerly Bankers Trust Company) serves as trustee. The aggregate of the commingled investment funds for which Fidelity and Deutsche serve as trustees is hereinafter referred to as the Nabisco, Inc. Defined Contribution Master Trust (the "Trust").

Participants have the option of investing their Plan Accounts in one percent increments in the following 11 funds. The Altria Stock Fund and the Kraft Foods Stock Fund were first offered as investment options on November 1, 2001.

INTEREST INCOME FUND - This fund is intended to preserve the principal investment while earning interest income. This fund is invested primarily in a diversified portfolio of investment contracts issued by insurance companies and banks, and pools of mortgage-backed and asset-backed securities. A small portion of the fund is invested in short-term fixed-income securities to provide daily liquidity.

TOTAL STOCK MARKET FUND - This fund is intended to parallel the performance of the Wilshire 5000 Total Market Index ("Wilshire 5000"). This fund is invested primarily in the State Street SSGA U.S. Total Market Index Securities Lending Fund which invests in the same securities with the same capitalization weightings as the Wilshire 5000.

TOTAL INTERNATIONAL FUND - (Also referred to as the Spartan International Index Fund). This fund seeks to provide investment results that correspond to the total return of foreign stock markets. This fund is invested in the Spartan International Index Fund which invests primarily in common stocks of companies located in foreign countries (excluding the U.S. and Canada). The Spartan International Index Fund invests at least 80% of its assets in common stocks included in the Morgan Stanley Capital International Europe, Australia, Far East (EAFE) Index.

CONSERVATIVE GROWTH FUND - (Also referred to as the Fidelity Asset Manager: Income fund). This fund is an asset allocation fund which offers a blend of stocks, bonds and short-term investments. This fund is invested in the Fidelity Asset Manager: Income fund which invests in a combination of Fidelity funds to achieve a target mix of 20% stocks, 50% bonds and 30% short-term/money market investments.

MODERATE GROWTH FUND - (Also referred to as the Fidelity Asset Manager fund). This fund is an asset allocation fund which offers a blend of stocks, bonds and short-term investments. This fund is invested in the Fidelity Asset Manager fund which invests in a combination of Fidelity funds to achieve a target mix of 50% stocks, 40% bonds and 10% short-term/money market investments.

GROWTH FUND - (Also referred to as the Fidelity Asset Manager: Growth fund). This fund is an asset allocation fund which offers a blend of stocks, bonds and short-term investments. This fund is invested in the Fidelity Asset Manager: Growth fund which invests in a combination of Fidelity funds to achieve a target mix of 70% stocks, 25% bonds and 5% short-term/money market investments.

FRANKLIN MID-SMALL CAP GROWTH FUND 1 - CLASS A - This fund seeks to increase the value of an investment over the long term through capital growth. This fund invests primarily in equity securities of companies with market capitalizations of less than $8.5 billion at the time of investment. This fund may also invest a portion of its assets in foreign securities, including those of developing markets.

FIDELITY GROWTH COMPANY FUND - This fund seeks to provide capital appreciation. This fund invests primarily in common stocks of companies believed to have above-average growth potential. This fund may invest in securities of companies of different sizes or market positions, and in both domestic and foreign issuers.

JANUS OVERSEAS FUND - This fund seeks to increase the value of an investment over the long term through capital growth. This fund invests primarily in common stocks of foreign companies. This fund may invest on a worldwide basis, in companies and organizations of any size. This fund normally invests in issuers from at least five different countries; however, it may at times invest in fewer than five countries or even in a single country.

ALTRIA STOCK FUND - This fund is invested primarily in the common stock of Altria Group, Inc. ("Altria Common Stock").

KRAFT STOCK FUND - This fund is invested primarily in the Class A common stock of Kraft Foods Inc. ("Kraft Common Stock").

None of the foregoing funds guarantees a return to the participant. Participants normally can change their investment elections on any business day (see Note 4).

Each participant may vote all the shares of Altria Common Stock held in his or her Plan Accounts and invested in the Altria Stock Fund and may vote all the shares of Kraft Common Stock held in his or her Plan Accounts and invested in the Kraft Stock Fund. Deutsche will vote full and fractional shares of Altria Common Stock and Kraft Common Stock in accordance with each individual participant's instructions. Deutsche votes those shares of Altria Common Stock and Kraft Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

At December 30, 2002 and 2001, there were 8,627 and 9,018 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

	December 30,	
	2002	2001
Interest Income Fund	4,315	4,859
Total Stock Market Fund	3,517	4,320
Total International Fund	992	1,234
Conservative Growth Fund	4,090	3,965
Moderate Growth Fund	1,643	2,140
Growth Fund	1,941	2,518
Franklin Mid-Small Cap Growth Fund 1 - Class A	401	379
Fidelity Growth Company Fund	543	531
Janus Overseas Fund	257	267
Altria Stock Fund	369	170
Kraft Stock Fund	619	186

Each participant is at all times fully vested in the balance held in his or her Basic, Supplemental and Rollover Contributions Accounts (see Note 4). In most cases, a participant shall be fully vested in the balance in his or her Kraft Foods Matching Contributions Account upon the earliest of: two years of employment after a participant's first contribution or the date determined by the collective bargaining agreement; the completion of five years of service or attainment of age 65; a termination of employment due to retirement, job elimination (as defined by the Plan), disability or death; or a termination of the Plan or discontinuance of Kraft Foods Matching Contributions to the Plan. A participant shall become vested in the balance in his or her Trolli Company Match Account based on the number of years of vesting service determined in accordance with the following schedule:

NABISCO, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
7 or more	100%

Kraft Foods Matching Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions to the Plan.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Valuation of Trust Investments:

Investments in common trust funds are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective common trust funds.

Investment contracts and the pools of mortgage-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgage-backed and asset-backed securities and other investments at December 30, 2002 and 2001 were $360,878,259 and $262,398,093, respectively. The average yield of the Interest Income Fund for the years ended December 30, 2002 and 2001 was approximately five percent and six percent, respectively. The crediting interest rate of the Interest Income Fund at December 30, 2002 and 2001 was approximately five percent and six percent, respectively. The crediting interest rate for the investment contracts is either agreed-to in advance with the contract issuer or varies based on an agreed-to formula, but cannot be less than zero. The crediting interest rate for the pools of mortgage-backed and asset-backed securities and other investments is reset periodically by the contract issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero.

Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued by Fidelity or Deutsche from quoted market prices. Equity securities, including Altria Common Stock and Kraft Common Stock, which represent approximately 2% and 3%, respectively, of the total Trust investments at December 30, 2002 and .5% and .6%, respectively, of the total Trust investments at December 30, 2001, are subject to significant market fluctuations.

Short-term temporary investments are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income of the Trust:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

3. Contributions:

No contribution is required from any eligible employee under the Plan. Employees may make contributions through payroll deductions of up to 16% of compensation (as defined in the Plan). Most employees who do not affirmatively make an application to participate in the Plan are deemed to have authorized Basic Contributions to the Plan equal to 2% of compensation. Basic Contributions may be made only on an after-tax basis unless the employee is a non-union hourly employee or is in a collective bargaining unit that has negotiated the right to make pre-tax contributions. The combined percentage of compensation for pre-tax and/or after-tax contributions is a minimum of 1% and a maximum of 16%. Kraft Foods Matching Contributions, if any, equal 25% or 50% of each participant's Basic Contributions not in excess of 4% or 6% of compensation (depending on the participant's location). For one location, the percentage of Kraft Foods Matching Contributions is not dependent upon the amount of a participant's contribution, but is determined as a percentage of each participant's compensation at the sole discretion of Kraft Foods. Contributions (whether pre-tax or after-tax) in excess of 6% of compensation are not eligible for Kraft Foods Matching Contributions.

The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of pre-tax contributions for a calendar year. For 2002 and 2001, a participant's pre-tax contribution was limited to $11,000 and $10,500, respectively.

Kraft Foods Matching Contributions and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. Valuation of Participant Accounts:

A third-party recordkeeper affiliated with Fidelity and retained by the Committee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust as follows:

Account	Source
Kraft Foods Matching Contributions Account	Kraft Foods Matching Contributions
Trolli Company Match Account	Employer contributions merged into the Plan
Basic Contributions Account	Basic Contributions
Supplemental Contributions Account	Contributions in excess of six percent of compensation
Rollover Contributions Account	Amounts transferred, directly or indirectly, from another plan qualified under Section 401(a) of the Code
Loan Account	Outstanding loans obtained from the Plan

Each business day Fidelity determines the current fair value of each of the investment funds in the Trust (described in Note 1) for which it serves as trustee and Deutsche determines the current fair value of the Altria Stock Fund and the Kraft Stock Fund. The third-party recordkeeper retained by the Committee determines the current fair value of each participant's share in the Trust with respect to their Accounts on the basis of their proportionate share in each investment fund. However, the fair value of each participant's share in the Trust may not be determined as of any business day if unforeseen circumstances makes such determination impractical or not in the best interest of Plan participants.

The following rules have been adopted by the Committee in connection with the valuation of the Altria Stock Fund and the Kraft Stock Fund. If trading in Altria Common Stock or Kraft Common Stock has been suspended on the New York Stock Exchange ("NYSE") on a trading day and not resumed before the end of the trading day, Deutsche will use the composite price of the respective Common Stock as listed in *The Wall Street Journal* on the next business day. In the event that trades need to be executed to meet current liquidity needs, Deutsche will use a weighted average sale price method for valuing the portion of participants' Plan Accounts transferred from the Altria Stock Fund or the Kraft Stock Fund if using the NYSE closing price or composite price of Altria Common Stock or Kraft Common Stock results in a value of the respective Stock Fund which is at least one-tenth of one percent (0.1%) more than the value using the weighted average sale price method. The weighted average sale price method uses the average of all of the prices for which Altria Common Stock or Kraft Common Stock is sold over one or more business days as determined by Deutsche Bank Securities, Inc.

5. Withdrawals and Distributions:

Participants may make in-service withdrawals against their Accounts under limited circumstances in accordance with the provisions outlined in the Plan.

Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan Accounts. Normally, distributions are made within two weeks after a distribution request is made.

In the event the Plan is terminated, distributions will be made in accordance with the then current value of participants' Plan Accounts under the direction of the Committee and in accordance with the Code.

6. Participants' Loans:

Participants may apply to the Committee to borrow vested funds from their Plan Accounts in accordance with the provisions outlined in the Plan.

A participant's Loan Account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the Loan Account and are added back to the participant's Plan Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's investment authorization in effect at the time of repayment.

7. Investments Held by the Trust:

The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 30, 2002 and 2001 were as follows:

	2002	2001
Trust	19%	18%
Interest Income Fund	18%	17%
Total Stock Market Fund	18%	18%
Total International Fund	19%	19%
Conservative Growth Fund	19%	17%
Moderate Growth Fund	18%	18%
Growth Fund	21%	22%
Franklin Mid-Small Cap Growth Fund 1 - Class A	16%	16%
Fidelity Growth Company Fund	15%	13%
Janus Overseas Fund	10%	10%
Altria Stock Fund	13%	14%
Kraft Stock Fund	16%	17%
Loan Fund	47%	45%

NABISCO, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

At December 30, 2002 and 2001, the financial position of the Trust was as follows (in thousands of dollars):

	2002	2001
Assets:		
Investments at fair value:		
Interest Income Fund:		
Investment contracts (at contract value)	$347,300	$ 256,393
Bond investment funds	10,629	75,056
Short-term temporary investments	5,781	4,618
Total Stock Market Fund:		
Equity investment funds	216,087	317,352
Total International Fund:		
Equity investment funds	15,594	20,914
Conservative Growth Fund:		
Equity investment funds	127,809	156,220
Moderate Growth Fund:		
Equity investment funds	57,072	70,002
Growth Fund:		
Equity investment funds	69,704	95,258
Franklin Mid-Small Cap Growth Fund 1 - Class A:		
Equity investment funds	13,146	18,694
Fidelity Growth Company Fund:		
Equity investment funds	22,340	37,473
Janus Overseas Fund:		
Equity investment funds	5,553	7,079
Altria Stock Fund:		
Common stock	15,661	5,650
Kraft Stock Fund:		
Common stock	25,609	6,705
Other investments:		
Loan Fund:		
Loans to participants	21,393	24,355
Total investments	953,678	1,095,769
Net assets	$953,678	$1,095,769

NABISCO, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

The changes in the Trust net assets for the years ended December 30, 2002 and 2001 were as follows (in thousands of dollars):

	2002	2001
Additions:		
Employer contributions	$ 16,968	$ 17,690
Employee contributions	63,770	66,703
Investment activities:		
Interest and dividends	10,593	14,369
Interest on participant loans	1,818	2,112
Net depreciation in fair value of investments	(102,346)	(60,828)
Net investment activities	(89,935)	(44,347)
Deductions:		
Distributions and withdrawals	(128,885)	(97,220)
General and administrative expenses	(4,009)	(3,877)
Net transfers to the Trust	-	51,659
Decrease in Trust net assets	(142,091)	(9,392)
Net assets:		
Beginning of year	1,095,769	1,105,161
End of year	$ 953,678	$1,095,769

The net (depreciation) appreciation in the fair value of the Trust investments by fund for the years ended December 30, 2002 and 2001 was as follows (in thousands of dollars):

	2002	2001
Interest Income Fund	$ 21,125	$ 18,627
Total Stock Market Fund	(68,233)	(39,925)
Total International Fund	(3,508)	(6,429)
Conservative Growth Fund	(5,194)	(4,852)
Moderate Growth Fund	(7,644)	(5,307)
Growth Fund	(15,483)	(8,709)
Franklin Mid-Small Cap Growth Fund 1-Class A	(6,370)	(4,288)
Fidelity Growth Company Fund	(13,692)	(7,706)
Janus Overseas Fund	(1,617)	(2,001)
Altria Stock Fund	(2,725)	(170)
Kraft Stock Fund	995	(68)
Total	$(102,346)	$(60,828)

Investments that represented five percent or more of Trust net assets at December 30, 2002 and 2001 were as follows (in thousands of dollars):

	2002	2001
Total Stock Market Fund: equity investment funds	$216,087	$317,352
Conservative Growth Fund: equity investment funds	127,809	156,220
Moderate Growth Fund: equity investment funds	57,072	70,002
Growth Fund: equity investment funds	69,704	95,258
Interest Income Fund: bond investment funds		75,056

8. Net Transfers (from) to the Plan (in thousands of dollars):

During 2002, net assets in the amount of $130 were transferred from the Plan as a result of employees transferring between affiliated plans.

During 2001, net assets in the amount of $33,552 were transferred to the Plan primarily as a result of: the merger into the Plan, effective January 1, 2002, of the Stella D'oro Biscuit Co., Inc. Salary Reduction Plan – Local 50, the Stella D'oro Biscuit Co., Inc. Midwest Retirement Plan – Local 316, the Stella D'oro Biscuit Co., Inc. Profit Sharing Plan, a portion of the Stella D'oro Biscuit Co., Inc. Salary Reduction Plan – Local 550, and portions of the Nabisco Retirement Savings Plan and the Nabisco Retirement Plan covering hourly employees; and employees transferring between affiliated plans.

NABISCO, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(concluded)

9. Transactions with Parties in Interest:

The Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

10. Tax Status:

By letter dated August 29, 2002, the Internal Revenue Service has determined that the Plan, as amended and in effect as of December 31, 2000, continues to qualify under Section 401(a) of the Code and that the related Trust continues to be exempt from federal income taxes under Section 501(a) of the Code.

The Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on Kraft Foods Matching Contributions and pre-tax contributions made on their behalf by Kraft Foods, on the making of a timely rollover contribution to the Trust, nor on earnings credited to their Plan Accounts until withdrawn or distributed.

11. Plan Termination:

The Board of Directors of Kraft Foods or the Committee has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making Kraft Foods Matching Contributions to the Plan or terminate the Plan. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance in his or her Kraft Foods Matching Contributions Account.

12. Subsequent Event:

Effective January 1, 2003, the union portion of the Plan was merged into the Kraft Foods North America, Inc. TIP Plan, and the non-union portion of the Plan was merged into the Kraft Foods Thrift Plan. As a result, all of the net assets of the Plan were transferred to the respective successor plans. Participants were allowed to direct the investment of their Plan Accounts into the investment options offered by the respective successor plans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods North America, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NABISCO, INC. EMPLOYEE SAVINGS PLAN

By ______________________

Jill Youman
Vice President, Human Resources, Benefits
Kraft Foods North America, Inc.

Date: June 13, 2003

Exhibit 23

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-71268) of Altria Group, Inc. (formerly Philip Morris Companies Inc.) and in the Registration Statement on Form S-8 (File No. 333-71266) of Kraft Foods Inc. of our report dated May 23, 2003 relating to the financial statements of the Nabisco, Inc. Employee Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Chicago, Illinois
June 13, 2003

Exhibit 99

Exhibit 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Nabisco, Inc. Employee Savings Plan (the "Plan") on Form 11-K for the year ending December 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jill Youman, Plan Administrator of the Plan, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By______________________

Jill Youman
Vice President, Human Resources, Benefits
Kraft Foods North America, Inc.

Date: June 13, 2003